UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE

For the month of May 2002

CORAL GROUP PLC
(Translation of registrant's name into English)

GLEBE HOUSE, VICARAGE DRIVE, BARKING, ESSEX IG11 7NS, UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

CORAL GROUP PLC

INDEX TO QUARTERLY REPORT

	Page
PART I - FINANCIAL INFORMATION	
INTRODUCTION	3
FINANCIAL STATEMENTS:	
Unaudited Condensed Consolidated Profit and Loss Accounts for the 16 week periods ended April 14, 2002 and April 8, 2001 respectively.	4
Unaudited Condensed Consolidated Profit and Loss Accounts for the 28 week periods ended April 14, 2002 and April 8, 2001 respectively.	5
Unaudited Condensed Consolidated Balance Sheets at April 14, 2002 and September 30, 2001 respectively.	6
Unaudited Condensed Consolidated Statements of Cash Flows for the 28 week periods ended April 14, 2002 and April 8, 2001 respectively	7
Unaudited Condensed Consolidated Statement of Movements in Shareholders' Equity	8
Notes to the Unaudited Condensed Consolidated Financial Statements	9
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK	12
PART II - OTHER INFORMATION	
LEGAL PROCEEDINGS	13
CHANGES IN SECURITIES AND USE OF PROCEEDS	13
DEFAULTS UPON SENIOR SECURITIES	13
SIGNATURES	14

CORAL GROUP PLC

INTRODUCTION

Coral Group plc
Glebe House
Vicarage Drive
Barking, Essex
England IG11 7NS

Quarterly Report
For
16 weeks ended April 14, 2002

The accounts being reported upon are the consolidated results of Coral Group plc (the "Company"). The Company's obligation to prepare the Quarterly Report arises under (i) an Indenture entered into in February 1999, pursuant to which the Company issued, and certain subsidiaries guaranteed, 10% Senior Subordinated Notes due 2009 and (ii) an Indenture entered into in April 1999, pursuant to which the Company issued 13.5% Subordinated PIK Notes due 2009. The Company and its consolidated subsidiaries are referred to herein as "the Group" and also as "Coral".

Some of the information presented in the following discussion constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although management at Coral believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, without limitation, risks associated with the gambling industry, including, without limitation, government regulation, the level of taxes and fees imposed on bookmakers; competition from other bookmakers in the business areas in which Coral operates as well as from suppliers of other gambling products; the risks associated with fixed odds betting; the seasonal and cyclical nature of the gambling industry; the continued viability and growth of the internet and potential future law and regulations applicable in different jurisdictions to Coral's cross-border gambling business. Readers of this report are referred to the Company's filings with the Securities and Exchange Commission, and specifically the Company's Annual Report on Form 20-F/A dated January 29, 2002, filed on January 29, 2002, for further discussions of factors that could affect Coral's future results.

Business

Coral is a leading international provider of betting services, offering odds and accepting bets on a wide variety of sporting and other events such as:

- horseracing – the most popular sport for betting in UK betting shops;
- soccer – the most popular sport for betting on the internet;
- greyhound racing, golf, tennis, rugby, cricket, grand prix motor racing and other sports; and
- non-sporting events, such as the outcome of political elections, Christmas weather and popular music chart results.

Coral also offers various numbers betting products and operates amusement with prizes machines ("AWPs") in its licensed betting offices (which are referred to as "betting shops").

Betting services are currently delivered via three principal channels: the betting shops, the internet and the telephone.

CORAL GROUP PLC

PART 1 - FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Profit and Loss Accounts

	Coral Group	
	16 weeks ended April 14, 2002	16 weeks ended April 8, 2001
	(£ million)	
Turnover	530.4	380.3
Cost of sales	(459.5)	(323.7)
Gross profit	70.9	56.6
Operating expenses	(44.0)	(43.2)
Operating profit before depreciation and amortization	26.9	13.4
Depreciation and amortization	(7.5)	(6.4)
Operating profit	19.4	7.0
Net cash interest (note 2)	(6.0)	(6.4)
Non-cash interest (note 2)	(11.2)	(9.7)
Profit/(Loss) before taxation	2.2	(9.1)
Taxation	-	-
Net profit/(loss) for the period	2.2	(9.1)

CORAL GROUP PLC

Unaudited Condensed Consolidated Profit and Loss Accounts

	Coral Group	
	28 weeks ended April 14, 2002	28 weeks ended April 8, 2001
	(£ million)	
Turnover	820.7	689.3
Cost of sales	(707.1)	(593.1)
Gross profit	113.6	96.2
Operating expenses	(74.9)	(75.8)
Operating profit before depreciation and amortization	38.7	20.4
Depreciation and amortization	(12.7)	(11.1)
Operating profit	26.0	9.3
Net cash interest payable (note 2)	(11.0)	(11.7)
Non-cash interest payable (note 2)	(19.7)	(17.0)
Loss before taxation	(4.7)	(19.4)
Taxation	-	-
Net loss for the period	(4.7)	(19.4)

CORAL GROUP PLC

Unaudited Condensed Consolidated Balance Sheets

	Coral Group	
	April 14, 2002	September 30, 2001
	(£ million)	
Fixed assets		
Intangible assets	342.4	347.4
Tangible assets	86.9	90.6
	429.3	438.0
Current assets		
Cash at bank and in hand	27.7	25.9
Other	15.2	8.7
	42.9	34.6
Creditors: amounts falling due within one year	(75.0)	(76.8)
Net current liabilities	(32.1)	(42.2)
Total assets less current liabilities	397.2	395.8
Creditors: amounts falling due after more than one year		
Borrowings (note 3)	(484.2)	(477.8)
Provisions for liabilities and charges	(6.2)	(6.5)
	(93.2)	(88.5)
Shareholders' deficit		
Share capital and reserves	(93.2)	(88.5)

CORAL GROUP PLC

Unaudited Condensed Consolidated Statements of Cash Flows

	Coral Group 28 weeks ended April 14, 2002	Coral Group 28 weeks ended April 8, 2001
	(£ million)	
Net cash inflow from operating activities (see below)	33.9	13.2
Returns on investments and servicing of finance	(11.9)	(19.2)
Taxation received	-	0.8
Capital expenditure and financial investment	(4.1)	(5.2)
Acquisitions	-	(0.1)
Cash (outflow)/inflow before management of liquid resources and financing	17.9	(10.5)
Share issue	-	10.0
Movements in financing (see below)	(16.1)	(9.7)
(Decrease)/increase in cash	1.8	(10.2)

Reconciliation of operating profit to net cash inflow from operating activities:

Operating profit	26.0	9.3
Depreciation and amortization and other non cash movements	12.7	10.6
Increase in current assets	(4.5)	(6.8)
(Decrease)/Increase in creditors and provisions	(0.3)	0.1
Net cash inflow from operating activities	33.9	13.2

Note:

Analysis of movements in financing :

Repayment of bank loans	(13.4)	(11.0)
Repayment of other loans	(2.5)	(2.5)
Drawing under Revolving Credit Facility	(0.2)	3.5
Other loan proceeds	-	0.3
	(16.1)	(9.7)

CORAL GROUP PLC

Unaudited Condensed Consolidated Statement of Movements in Shareholders' Equity

	Share capital	Profit and loss account	Total
		(£ million)	
At September 30, 2001 (deficit)	15.0	(103.5)	(88.5)
Loss for the period	-	(4.7)	(4.7)
At April 14, 2002 (deficit)	15.0	(108.2)	(93.2)

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Basis of Preparation

References to the Group throughout the Unaudited Condensed Consolidated Financial Statements (the "financial statements") are references to Coral Group plc (the "Company") and its subsidiaries (together, "the Group").

The financial statements have been prepared on a historical cost basis in accordance with the accounting principles generally accepted in the UK ("UK GAAP"). The financial statements have been prepared from the books and records of the Company and its subsidiaries and have not been audited.

2. Interest

	Coral Group	
	28 weeks ended April 14, 2002	28 weeks ended April 8, 2001
	(£ million)	
Interest payable		
Cash interest	(11.3)	(12.2)
Interest receivable	0.3	0.5
Net cash interest	(11.0)	(11.7)
Payment in kind interest	(18.4)	(15.8)
Amortization of issue costs	(1.3)	(1.2)
Non-cash interest	(19.7)	(17.0)
Net interest expense	(30.7)	(28.7)

3. Borrowings

	Coral Group	
	April 14, 2002	September 30, 2001
	(£ million)	
Cash interest loans		
Bank loans	165.7	179.1
Non-cash interest loans		
Junior Subordinated Loan Notes	166.0	156.2
Senior Subordinated Notes	80.0	80.0
Subordinated PIK Notes	82.0	76.2
Unsecured Loan notes	27.6	24.9
Other loans	0.5	3.9
	356.1	341.2
Total borrowings	521.8	520.3
Deferred issue costs	(10.0)	(11.0)
	511.8	509.3
Due within one year	27.6	31.5
Due after one year	484.2	477.8
	511.8	509.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition and results of operation of the Group for the 28 weeks ended April 14, 2002 ("First Half 2002") and the 28 weeks ended April 8, 2001 ("First Half 2001"); and the 16 weeks ended April 14, 2002 ("Second Quarter 2002") and the 16 weeks ended April 8, 2001 ("Second Quarter 2001").

SUMMARY

The following table sets out the components of the Group's net profit for the periods indicated:

	16 weeks ended		28 weeks ended	
	April 14, 2002	April 8, 2001	April 14, 2002	April 8, 2001
	£ millions			
Turnover	530.4	380.3	820.7	689.3
Cost of sales	(459.5)	(323.7)	(707.1)	(593.1)
Gross profit	70.9	56.6	113.6	96.2
Operating expenses	(44.0)	(43.2)	(74.9)	(75.8)
EBITDA	26.9	13.4	38.7	20.4
Depreciation and amortization	(7.5)	(6.4)	(12.7)	(11.1)
Operating profit	19.4	7.0	26.0	9.3

Net interest expense for the 28 week period to April 14, 2002 was £30.7 million compared to £28.7 million in the 28 week period to April 8, 2001. The net loss before tax for the 28 week period to April 14, 2002 was £4.7 million compared to a net loss before tax of £19.4 million in the 28 week period to April 8, 2001.

TURNOVER

Group turnover includes all betting stakes placed by customers either in betting shops, via the internet or via the telephone; the retained cash receipts from AWPs; and other income, including property rentals and income from the Group's two greyhound racing stadia. Eurobet's turnover comprises bets taken via its international and UK websites, www.eurobet.com, www.eurobet.co.uk and www.eurobetcasino.com.

On October 6, 2001, General Betting Duty changed from a rate charged at 6.75% of dutiable turnover to 15% of net stake receipts (the difference between dutiable stakes and dutiable payouts). As a result of this change to a Gross Profits Tax ("GPT") regime, customer deductions of 9% are no longer levied. Betting shop and telephone betting turnover has increased as customers have re-invested an element of their benefit from the removal of the 9% deduction. In addition, customers who previously bet on-course or off-shore to obtain the benefit of a tax-free environment have the ability to bet tax-free in all betting shops or on the telephone.

In the Second Quarter 2002 Group turnover increased by 39.5% to £530.4 million from £380.3 million in the Second Quarter 2001 principally as a result of the impact of recycling under the GPT regime.

Turnover attributable to the Group's betting shops consists of stakes placed by customers in betting shops for traditional and numbers betting products, but excludes retained cash receipts of AWPs, which are reported separately. Turnover for the Second Quarter 2002 increased by £175.8 million (79.1%) to £398.1 million compared to £222.3 million in the Second Quarter 2001.

Turnover on traditional betting products in the Second Quarter 2002 benefited from 34% more horse race meetings than the equivalent period in 2001, which was adversely affected by wet weather, foot and mouth disease and the associated horse race cancellations. Soccer turnover continues to increase, reflecting the rise in popularity in soccer betting. Numbers betting turnover increased following the introduction of new high turnover, low margin products. The Group opened a greater number of its betting shops on Sundays in the Second Quarter this year compared to last year. There was an increase of 0.2% in the average number of betting shops operated to 870 in the Second Quarter of 2002 from 867 in the Second Quarter 2001. Adjusting for the movement in betting shop numbers, average turnover per betting shop was 78.6% higher in the Second Quarter 2002 compared to the Second Quarter 2001.

Turnover attributable to the Group's AWPs consists of retained cash winnings from customers. AWP turnover increased 18.5% to £5.6 million in the Second Quarter 2002 from £4.8 million in the Second Quarter 2001. Average AWP turnover per betting shop increased by 18.2%.

Turnover attributable to Eurobet, the Group's internet business, consists of stakes placed by customers via the Group's internet betting and gaming services. Turnover was £88.3 million in the Second Quarter 2002 compared to £129.7 million in the Second Quarter 2001, reflecting the reduction in turnover following the elimination of the high turnover low margin Asian Handicap products, compensated by an increase in turnover from new gaming and numbers betting products.

Turnover attributable to the Group's telephone betting operations consists of stakes placed by customers via the Group's telephone betting services principally for traditional betting products. Turnover in the Second Quarter 2002 increased 109.2% to £31.3 million from £15.0 million in the Second Quarter 2001.

COST OF SALES

Cost of sales consists principally of customer winnings, betting duty and horse and greyhound racing levies. Cost of sales was £459.5 million in the Second Quarter 2002, compared to £323.7 million in the Second Quarter 2001. As a percentage of turnover, cost of sales was 86.6% of the Group's turnover in the Second Quarter 2002, compared to 85.1% in the Second Quarter 2001.

GROSS PROFIT

The Group's gross profit principally represents winnings from customers after deducting the cost of betting duty and racing levies. The Group's gross profit increased 25.1% to £70.9 million in the Second Quarter 2002 (representing 13.4% of the Group's turnover in that period) from £56.6 million in the Second Quarter 2001 (representing 14.9% of the Group's turnover in that period). The increase reflects the increased gross profits due to the effects of the introduction of the new GPT regime on October 6, 2001 combined with the elimination of the low margin Asian Handicap betting at Eurobet.

The removal of the customer deduction following the introduction of the GPT regime has resulted in a reduced gross win margin. However, with the increased levels of turnover the overall gross win in cash terms has increased by £10.8 million (13.9%) from £77.4 million in the Second Quarter 2001 to £88.2 million in the Second Quarter 2002.

The gross win attributable to betting shops increased to £66.8 million in the Second Quarter 2002 from £61.3 million in the Second Quarter 2001. The gross win on telephone betting increased by 10.9% to £3.4 million in the Second Quarter 2002 from £3.1 million in the Second Quarter 2001.

Eurobet generated a gross win of £8.3 million in the Second Quarter 2002 and a gross win margin of 9.4% compared to £4.6 million and 3.5% respectively in the Second Quarter 2001. The increase in the gross win percentage is due to the elimination of low margin Asian Handicap betting, offset by the impact of new numbers betting and gaming products, which operate at lower margins than sports betting.

OPERATING EXPENSES

The Group's operating expenses, before depreciation and amortization, increased to £44.0 million in the Second Quarter 2002 from £43.2 million in the Second Quarter 2001. Operating costs increased in the Coral business as a result of higher trading volumes and an increase in the number of betting shops trading on Sundays, but the overall increase was mitigated by cost savings arising from the introduction of the EPOS system in the betting shops. Operating costs at Eurobet declined following the restructuring of the cost base that took place in the last quarter of 2001.

Depreciation and amortization increased by £1.1 million in the Second Quarter 2002 compared to the Second Quarter 2001, principally reflecting a full quarter's charge for the depreciation of the EPOS system in betting shops, for which installation was completed during the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Group's net cash flow from operating activities generated an inflow of £33.9 million in the First Half 2002, compared to an inflow of £13.2 million in the First Half 2001. The Group funded net capital investment of £4.1 million in the First Half 2002 compared to £5.2 million in the First Half 2001. Net debt repayments of £16.1 million were made in the First Half 2002. This compares with net debt repayments of £9.7 million combined with a £10 million subscription for new shares in the First Half 2001.

Capital expenditure comprises the development and the refurbishment of the Group's betting shops and investment in the betting shop EPOS system. In the First Half 2002 the Group completed a further 38 shop development projects. The Group intends to continue to invest in its betting shops, internet and telephone betting businesses and in its EPOS system.

As of April 14, 2001 the Group's indebtedness was £521.8 million. This includes £165.7 million of senior debt and £356.1 million of Notes. The Group's shareholders' equity as of April 14, 2002 was in deficit at £93.2 million.

Principal and interest payments under the senior credit facility and the Senior Subordinated Notes represent significant liquidity requirements for the Group. Payments of interest on the Subordinated PIK Notes and the Junior Subordinated Loan Notes in cash are restricted and only permitted under certain circumstances. Interest on these Notes continues to be satisfied by the issue of additional Notes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

There has been no material change in the Company's exposure to market risk since the Company's Annual Report on Form 20-F/A, filed on January 29, 2002.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

The nature of Coral's businesses and the extent of its operations are such that its operating companies are from time to time involved in a variety of legal proceedings. Coral's management believe that the outcome of current such proceedings will not have a material adverse effect on the results of the Group's business or financial condition.

Coral Racing Limited is currently defending a claim made by Arrows Grand Prix International Limited for non-performance of certain alleged verbal agreements related to sponsorship of the Formula 1 Arrows team. The directors, having taken detailed legal advice, believe that the claim has no merit.

CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

DEFAULTS UPON SENIOR SECURITIES

None.

CORAL GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coral Group plc
(Registrant)

By:

Date:

29 May 2002

Name: Michael Mariscotti

Title: Director